Exhibit 99.1

AmerisourceBergen Call to Discuss Acquisition of MWI Veterinary Supply

Monday, January 12, 2015, 8:30 am EST

Participants

Barbara Brungess, Vice President, Corporate and Investor Relations of AmerisourceBergen

Steve Collis, President and CEO of AmerisourceBergen

Tim Guttman, Executive Vice President and CFO of AmerisourceBergen

Jim Cleary, President and CEO of MWI

MS. BRUNGESS: Good morning, everyone, and thank you for joining us on this conference call to discuss AmerisourceBergen’s acquisition of MWI Veterinary Supply. I am Barbara Brungess, Vice President, Corporate and Investor Relations for AmerisourceBergen, and joining me today are Steve Collis, President and CEO of AmerisourceBergen, Tim Guttman, Executive Vice President and CFO of AmerisourceBergen, and Jim Cleary, MWI’s President and CEO.

During the conference call today, we will make some forward-looking statements about our business prospects and financial expectations. We remind you that there are many risk factors that could cause our actual results to differ materially from our current expectations. For a discussion of some key risk factors, we refer you to our SEC filings, including our 10-K Report for fiscal 2014, as well as our Quarterly and other filings. Also, AmerisourceBergen assumes no obligation to update the matters discussed in this conference call and this call cannot be rebroadcast without the express permission of the company. Those connected by telephone will have an opportunity to ask questions after our opening remarks. Please note that on today’s call we will not be discussing AmerisourceBergen’s first quarter results or our expectations for fiscal 2015 except to note a few items that will be directly impacted by the transaction we are discussing today. As previously reported, we will announce our earnings results for the December quarter on January 28th.

Now, here is Steve Collis to begin our comments.

MR. COLLIS: Thank you, Barbara, and good morning everyone, and thank you for joining this call on such short notice. As we announced earlier today, AmerisourceBergen has signed a definitive agreement to acquire MWI Veterinary Supply, the leading animal health distribution company in the US. I am very excited about this transaction, and I am pleased that Jim Cleary is here to discuss the opportunities we see together.

As I said on our last earnings call, I constantly challenge our associates to look at our industry with fresh eyes and new ideas about how we can improve and expand the services we provide to our pharmaceutical manufacturer and healthcare provider partners. We’ve built a strong track record of delivering innovative solutions that have provided tremendous value to our business partners, and substantial returns to our shareholders. We have delivered significant growth by staying focused on the pharmaceutical supply chain, where we have developed unparalleled knowledge and expertise, and by bringing a collaborative partnership philosophy to all of our relationships. Today, we are seeking to build on that foundation and extend our reach into the growing global animal health sector, and I believe the ideal partner with whom to accomplish that is Jim and his team at MWI.

Why expand into animal health? With improving demographics and anticipated annual market sales growth rate of six percent, the $100 billion total global animal health market and $22 billion medication and vaccine segment offer a compelling opportunity to diversify our business into new markets while staying within the pharmaceutical channel. The animal health sector enjoys a cash market for services, and virtually no reimbursement risk. Many of the world’s leading pharmaceutical manufacturers serve both the human and animal markets, and the customer base of veterinarians and agricultural professionals is robust, diverse and fragmented. I believe that utilizing ABC’s knowledge of manufacturer and provider services, our global reach, and our collaborative approach, combined with MWI’s legacy of success and innovation, we will launch the next generation of superior animal health products and services together.

Prior to the announcement today, we’ve gone through an extensive and rigorous due diligence process, and we have concluded that MWI is the premier service provider in this large and attractive global market. MWI has an impressive management team that has grown the company organically through differentiated products and services, and through thoughtful investments in select acquisitions. They’ve earned a stellar reputation through their commitment to providing exceptional service and value with a high degree of efficiency. MWI’s customer base is diverse, with a host of independent customers and corporate practices on the companion side, and a mix of large aggregators and smaller independent customers on the production side. Importantly, MWI has excellent relationships with manufacturers, a demand generating sales force, and a successful history with brand, generics, specialty and private label products. Like ABC, MWI is primarily focused on pharmaceutical distribution, which is a very attractive market in the US, and growing internationally.

As I look ahead, I believe together we have a unique opportunity to bring the same degree of innovation and value to the animal health market that AmerisourceBergen has brought to the specialty pharmaceutical market. There are many similarities. Both areas require highly developed manufacturer relationships and deeply differentiated provider services. With MWI’s insight and expertise, I believe we can take these services to the next level, while strengthening the base of our US business. Over time, MWI will also serve as a platform upon which we can grow these services globally, which dovetails neatly into our overall strategy to continue to expand our pharmaceutical sourcing and distribution services globally. When we close the transaction, MWI will become a subsidiary of AmerisourceBergen, and I am very pleased that Jim has agreed to stay onboard and become a member of the Executive Lead Team for AmerisourceBergen, reporting directly to me. We have tremendous respect for Jim and all of MWI’s associates and all that they have accomplished, and we look forward to the contributions they will make as part of the ABC family. Now here is Jim.

MR. CLEARY: Thank you Steve, and thank you to everyone on the call for joining us this morning. I am very excited about the transaction we announced today because it gives MWI an unprecedented opportunity to enhance the value we provide to all of our stakeholders, and to meaningfully strengthen our business in ways that we could not do on our own. Our shareholders will receive an immediate, certain and premium value for their shares, and our business will benefit from AmerisourceBergen’s scale, expertise, and financial resources. MWI’s mission is to be the best resource to the animal health profession by delivering superior value, efficiency and innovation. As I have gotten to know Steve and his team, I have learned that they share our core values of Customer Service, Integrity, Dedication, Innovation, and Quality, and partnering with AmerisourceBergen demonstrates our ongoing commitment to fulfill our mission.

AmerisourceBergen has demonstrated to me that they value our most important asset, our people, and that this transaction is intended to enable both companies to grow and prosper in new ways. Like us, they intend to continue to grow their presence in the US as well as in international markets, and they share our commitment to driving solid organic growth and thoughtfully deploying capital to further develop our platforms. Their collaborative style is conducive to helping us take our manufacturer and veterinary relationships to the next level, which undoubtedly will help us drive future growth.

I am excited to join the AmerisourceBergen management team, and I am looking forward to taking advantage of the many opportunities we see ahead once the transaction closes.

I will now turn the call over to Tim.

MR. GUTTMAN: Thanks, Jim, and we’re very excited to have you and Mary Pat Thompson, and the rest of the MWI team, join AmerisourceBergen. It’s a great day for both organizations.

As we reported this morning, ABC announced a definitive agreement to acquire MWI for a purchase price of $2.5 billion. This amount includes the assumption of debt of about $76 million.

Before I start, let me briefly recap MWI’s financial performance. Since 2006, their first full year after their Initial Public Offering, they have had compounded growth of over 20 percent, in revenues, in EBITDA and in EPS. MWI has an established history of exceptional growth. This impressive growth story is a testament to MWI’s strong customer relationships, the effectiveness of MWI’s sales force, innovative solutions the company continually provides and their history of running a cost-effective model. As you hear these business traits, you should recognize similarities to our AmerisourceBergen business. We believe the MWI business is of the highest quality. In fact you can say businesses like this are scarce especially when considering MWI’s above market growth prospects. That’s why we believe this is a productive use of ABC’s capital and balance sheet. MWI is a great fit for us strategically, culturally and financially. From a financial reporting and EPS standpoint, we expect that we will have MWI in our fiscal ‘15 results for about six months. Again, this assumes the transaction closes in March. We expect the business to add about ten cents to our adjusted EPS during this time period so this would be our June and September quarters. This incremental benefit needs to be reduced by two cents as ABC will reduce the level of our regular share buybacks during fiscal ‘15 as we redeploy capital to partially fund the acquisition. To help you think about this initial six month reporting period, we are assuming a blended interest rate of about 2.8 percent on our financing. I will discuss our transaction financing plan in a little more detail later in my remarks.

So to summarize, we are assuming an incremental eight cents positive contribution to our adjusted EPS during the second half of our fiscal year. As Barbara mentioned, we will provide more detailed information on ABC’s adjusted EPS guidance when we report our Q1 earnings on January 28.

In addition to EPS accretion as you would expect, we evaluate all of our prospective acquisitions from a value creation standpoint, including NPV of cash flows and also from a return on invested capital standpoint. Being strong stewards of capital, we expect all deals to have a target return of capital in excess of our weighted average cost of capital in a reasonable time period, generally three years. We are confident that we will successfully grow the MWI business organically and via thoughtful acquisitions. We are confident that we will create an appropriate return on capital for our shareholders.

I’d like to walk you through some of the anticipated synergies which are reflected in our return calculations. We did not include any immediate synergies in the adjusted EPS accretion number I provided for fiscal ‘15. The value and the synergy in this transaction will be realized over time. In general we expect the synergies to be $50 million by our third full fiscal year, which is our fiscal ‘18. As mentioned before, and I will highlight again, synergies ramp to this $50 million amount during fiscal ‘16 and ‘17, and we would expect synergies to continue to ramp some after fiscal ‘18. We expect the majority of the synergies to come from scale benefits. We strongly believe that value will be created through the use of ABC’s scale and operational expertise. As an example, we expect to get sourcing benefits not only in the procurement of certain pharmaceuticals, but also in several expense categories including freight, goods not for resale and public company costs. We also believe there are opportunities to expand certain MWI programs like private label, given our success in this area. We don’t anticipate any meaningful synergies in the near term in the distribution operations area, given the differences between our core drug business and the MWI business.

Let me quickly cover two other financial reporting topics. Number one, from a segment standpoint, we plan to include MWI in our Other segment. We will of course discuss the business quarterly performance on our earnings call similar to how we discuss our Consulting and World Courier businesses, and two, for those that track us on a GAAP basis, subject to the fair value estimates being completed, our initial estimate for intangible amortization is expected to be between $70 and $90 million per year.

Let me switch and cover the funding of the transaction. As highlighted previously, the purchase price of $2.5 billion will be funded through cash and debt financing. Our current thinking is that we will use cash of approximately $500 million. The remaining $2 billion will be split evenly and funded through a five-year term loan and senior notes. We have executed a bridge facility and it’s in place until we have the permanent financing. Please note it is our intent to delever and pay down the term loan faster than scheduled.

As mentioned previously in my comments, given our portfolio approach to capital deployment, and since we are using some cash to fund the transaction, we are planning on downsizing our regular share repurchases during fiscal ‘15. We remain committing to offsetting the expected EPS dilution from the exercise of the Warrants. We anticipate that the first Warrant will be exercised in March 2016. To remind our investors, we continue to make good progress toward our commitment of offsetting the potential EPS dilution through our hedging and share buyback strategies.

So in summary, MWI is a great fit with ABC. We believe it’s the next logical extension of our business. MWI is similar to our core drug and specialty businesses operating primarily in the US. We firmly believe the US is the best market for pharmaceutical distribution with strong organic growth prospects and an improving economy. We will certainly be able to leverage the existing ABC core capabilities, and with our history of thoughtful capital deployment and Jim’s leadership and the outstanding MWI team, together we can expand a market opportunity for MWI’s animal health business in the US and, over time, internationally. We are confident that this will create benefits for our customers, manufacturer partners and shareholders.

Thank you. Let me turn the call over to Barbara to start our Q and A.

MS. BRUNGESS: Thanks Jim. As we take your questions, we ask that you limit yourselves to one question and a brief followup so we can accommodate as many callers as possible in the time that is available.

Greg, could we please have our first question.

OPERATOR: Your first question comes from the line of Glen Santangelo from Credit Suisse. Please go ahead.

MR. SANTANGELO: Yeah, thanks and good morning.

Jim, I just wanted to follow up with you. I mean, could you give us maybe a little bit of a sense for how this transaction came to fruition. I’m kind of curious. I mean, why sell now if you’re MWI, and I’m still not, you know, completely sure exactly, you know, what being owned by AmerisourceBergen will do for you. It kind of sounds like maybe a little bit of a benefit on the pharmaceutical purchasing side, but outside of the normal type of expense synergies, how does it really improve your positioning?

MR. CLEARY: Sure. Well, to answer the first part of the question, Steve and I had our first meeting about a year ago, it was just about exactly a year ago, and we’ve been visiting over the past year and the offer was an unsolicited offer, but one that was very welcome. And then over the course of the last year I’ve had the chance to meet many people on the AmerisourceBergen leadership team and they have had a chance to meet the people on our team. So we got to know each other over this past year. And I think that there are many benefits that we’ll get. I mean, first of all, our shareholders are getting a very good price and our board went through a very, very diligent process as we made the decision to enter into the agreement.

Let me kind of discuss some of the benefits that I believe we’ll be able to get. First of all, I think that there will be some significant product sourcing advantages given AmerisourceBergen’s size of $120 billion in revenue versus our size of $3 billion. I think there’s going to be some very good product sourcing things that we’ll be able to do. I think there will also be some sourcing advantages, as Tim said, in areas such as freight. But then also I think they’ll really be able to improve our quality and our customer service and our efficiency. When we look at AmerisourceBergen distribution centers and the way that they run their distribution centers and compare them to ours, I think with some investment in our distribution centers, we’ll really be able to improve the efficiency and quality out of those distribution centers, both of which are very important and can help us grow faster over time. Also I think that Amerisource can just help us grow at a faster rate. They’ll bring additional resources, they’ll bring additional capabilities. As I look the at skill sets that it will take to make us even more successful over time, it will be things like technology investments, as I mentioned for instance in our distribution centers, customer interfacing technologies, more international experience. Those are areas where I think AmerisourceBergen bringing us that knowledge base will be very helpful. And so I am really pleased about this transaction from the standpoint of our shareholders, and I’m also really pleased about this transaction from the standpoint of our customers and our team members because I think it will create better customer service for our customers and it will create really great opportunities for our team members also.

MR. SANTANGELO: Thanks so much for all that detail, very helpful. You know, Tim, can I just follow up with you on some of the financial comments you made with respect to the share repurchase. It kind of sounds like you’re going to moderate your assumption for fiscal ‘15. Does that mean you’re not going to buy back any additional stock in the back half of the year? And kind of — I know you don’t want to at all discuss fiscal ‘16, but how should we think about share repurchase on a go-forward basis? Is there anything you can give us with respect to maybe a target leverage that might, you know, help us think about what type of capital may be available for share repurchase or additional deployment going forward?

MR. GUTTMAN: Yeah, Glen, all good questions. I mean, I don’t want to go into a lot of details with our earnings call right around the corner. But my comments were we would moderate this year. The guidance was $400 million, so we will come off of that, I will provide specific guidance on our call. You know, next year is too early to really comment about, I would say. I mean, but I would say, I mean, we’re going to have, you know, we have really strong guidance on free cash flow, we expect cash to be strong over the next few years as we increase generics, but we’ll talk more about that as we move through the year.

But again, I just want to make sure that everybody understands we are firmly committed to the special share repurchase to offset the dilution, we’re still committed to that. We have that ‘16 Warrant right around the corner and we will use capital for that first and foremost.

But you know, I guess the other short answer is, Glen, as we move forward, we’ve always said that we will look at our capital on a portfolio basis, and again, you know, share repurchase is right up there, but that comes after, you know, good internal cap-ex projects and also thoughtful M&A.

MR. SANTANGELO: Okay, thanks very much, and congratulations and best of luck to all of you.

OPERATOR: Your next question comes from the line of Robert Jones from Goldman Sachs. Please go ahead.

MR. JONES: Thanks for the questions. I actually just want to take Glen’s question, but directed towards you, Steve. I mean, I think thinking about AmerisourceBergen, you know, relative to other distributors, I feel as though there was a thought that the company was more of a focus and pure play company within the distribution channels, within the pharma distribution channel. So I’m curious just what makes the vet business attractive to Amerisource right now in your mind.

MR. COLLIS: Well, you know, a couple of things. First of all, as we got to know Jim and the MWI business better, it was more pharmaceutical-centric than we had realized. Obviously we were very familiar with the company, familiar with the fantastic returns since they’d gone public, and obviously our multiple has expanded, so it became more interesting for us, more financial ability to pay for an acquisition of this size. But also the cultural synergies were remarkable. And then when you look at the services that MWI is providing to the veterinary practitioner and the amount of in-office dispensing, we obviously are very involved with in-office infusible products, and all the different portfolios and mix between the production and the companion animal business, we really felt that there was a lot of complexity in this business, a lot of ability to drive new products, working with manufacturers, and an opportunity for global expansion that really dovetailed well into some of the past experiences AmerisourceBergen had enjoyed and had experience and been successful at. And then we loved Jim’s whole team. You know, they’re just a strong cultural fit. These are operators that are passionate about their business, that are trying to draw value for their customers and their stakeholders every day, so the two companies just could not have got on better.

MR. JONES: That makes sense. And I guess just my quick followup around the purchasing savings you mentioned. I mean, I guess anything you can share with us about how that’s going to work, you know, where there are manufacturers that do produce both human and animal pharmaceuticals, you know, I guess is the expectation, you get better pricing, and considering this is fairly unprecedented, have you already had those early discussions with manufacturers on potential volume benefit savings?

MR. COLLIS: There is a couple of percent of Jim’s portfolio that is really in human — that overlaps with human products. For example Jim was already buying some products from our oncology business. Those are not that significant; a couple of percent. It’s more just the global reach and areas we can do together that are more complex, like private label, their pharmacy operations, you know, deeper services there. Jim, do you have anything else you want to comment on?

MR. CLEARY: Yeah, we do sell a lot of human generic products to companion animal veterinary clinics, and those add to just a little bit shy of $100 million a year, and I’m sure we’ll see some improvement there. And then also our largest suppliers are the animal health subsidiaries of the major pharma companies, for example and I also think there’s going to be opportunity over time in us providing more service and even better services to those animal health subsidiaries at the pharma companies. As I look at the many services that AmerisourceBergen provides today and compare that to the services we provide, I think there’s going to be additional opportunities for us to even do more for the pharma companies than animal health over time.

MR. COLLIS: Yeah, and just, Bob, you know, last comment, one of the questions, one of the litmus test questions we ask ourselves, is this business better off as part of AmerisourceBergen or on their own, and we really concluded that it’s better off being part of AmerisourceBergen for all the stakeholders that are involved.

MR. JONES: Got it. Thanks so much.

OPERATOR: Your next question comes from the line of John Kreger from William Blair. Please go ahead.

MR. KREGER: Thanks very much. A question for Jim. Jim, could you talk about how this combination might alter the growth strategy that MWI has pursued in recent years? I’m thinking for example ABC has had very good luck with driving a lot of growth in generics. Will this prompt you to go after generics within the companion animal market more aggressively? Does it alter the way you think about your mix of business between companion and production, things like that?

MR. CLEARY: Yeah, actually so John, first of all, thanks very much for the great job you’ve done covering our company for the last 10 years, and also I’d say that yeah, as I look at the skill sets that have made us successful, and then as I look at our industry maturing and I look at the skill sets that it’s going to take to, you know, go from $3 billion sales to a much larger company, I think that some of those skill sets involve things like making much larger technology investments, like we talked about technology investments in our distribution centers. And it’s going to take skill sets like doing more international growth over time. And I think that the skill sets that AmerisourceBergen brings to us in areas like that will be very helpful to enhance our growth. And so yes, I believe we’ll be able to grow faster as part of AmerisourceBergen than we would have been able to grow on our own. That is my opinion. And so that’s one of the reasons why I’m very excited for this, and I’m certain we would continue to be successful as an independent business, but I believe that there are a lot of really positive synergies by putting the two businesses together, and that it will enhance our success.

MR. KREGER: Thanks very much, Jim. Steve, one of the big differences that we’ve seen between human and animal health is generics have not really proliferated as much in animal health. As you take a look at this market, do you think there’s an opportunity to drive a similar level of ramp in generic penetration among companion animals?

MR. COLLIS: You know, I defer to Jim, but we — you know, we think that what we’re about is promoting efficiency and affordability of medications, you know, we work with manufacturers on that. We love when our customers have choice. It’s very, very important for AmerisourceBergen to offer the most comprehensive portfolio of products, and I think likewise for Jim, and I’ll let you comment further.

MR. CLEARY: Yeah, the vast majority of our business has been and will continue to be branded products. And you know, the growth in the market probably more than anything else is driven by innovation in branded products and in pharmaceuticals and vaccines and diagnostics and other categories. And so that is the bulk of our business and will continue to be, and that’s where the bulk of the growth comes from, is innovation. But I think the whole market will grow. I think the whole market will grow and generics will grow, but the business will continue to be principally branded products from the major pharma companies.

MR. KREGER: Very helpful. Thanks much.

OPERATOR: Your next question comes from the line of Ricky Goldwasser from Morgan Stanley. Please go ahead.

MS. GOLDWASSER: Good morning, everybody. My question just focuses a little bit more deeper into the revenue composition. So Jim, I think you said that human generics about $500 million a year on the revenue side. So if you could just help us better understand what’s the breakdown of the revenue between brand and generic, and then other supplies. And when you think about this $500 million revenue, can you help us quantify what it means in terms of cost of goods?

MR. CLEARY: Yeah, and so I’m sorry, I must not have spoken completely clearly. It’s a little under $100 million of our revenues. It’s human generic products that are used by companion animal veterinary practices. And then if you look at our revenue mix, the biggest category for us would be pharmaceuticals, the second biggest category for us would be parasiticides, which are things like flea, tick and heartworm products that are made by the pharmaceutical companies; the third largest category would be vaccines; the fourth largest category is diagnostics and feed additives would be right in that range also. And so those are the products that we sell.

Now, you asked about branded versus generics. There also are in addition to human generics, there are animal health specific generics and there are four principal manufacturers, so a relatively small number of manufacturers of those, and we have very strong relationships with them, just like we do the major pharma companies, but I don’t know the total amount of sales of those products off the top of my head.

MS. GOLDWASSER: Okay, and Steve, on your end, should we think about the opportunity on the pharmaceutical side also increasing the volume of the joint venture over time?

MR. COLLIS: Well, you know, this, as we said, about $100 million overlap in human products, and you know, we certainly think of all acquisitions and business developments as adding our overall partnerships for all of our customers. You know, I think over time some of these products could be dispersed at the retail level. Certainly we would look for opportunities to work with our existing customer base. But you know, the real big benefit we have here is to work with those key customer constituencies, partnering with the pharma companies and multinational manufacturers, but really in the companion animal market, which is the vet practitioners, some larger, some smaller, but also the production animal partners that Jim has. So those are really where we’re focused. This is a vertical, and that’s why we’re looking at it as a platform for expansion. It will be a separate business within AmerisourceBergen, and we think we’ve got a lot of opportunities to carry on adding value, both organically and through some smart acquisitions.

MR. CLEARY: Steven, if I may add one more thing on the topic. One really great thing about the animal health business is we don’t have any of the sorts of third party copay or insurance or those sorts of drivers. And so as a result of that, there aren’t the same pressures driving veterinary practices to switch from say a branded product to a generic. And so that is probably a key reason why our volumes are really weighted towards the branded products.

MR. COLLIS: And you know, just to go on a bit, there are a lot of similarities. I mean, Jim and I discussed yesterday, and we were talking about compliance for animals, which we hadn’t really covered before, but it’s definitely a big opportunity in your market, and we have a lot of experience today with some of the work we’ve done, our patient services business, but there’s also some packaging and technology development that you could consider there if your practitioners and your stakeholders are interested in it, so there’s a lot of similarities here, and we are very enthusiastic about, you know, putting the best of the best together here and creating more value for our shareholders.

OPERATOR: Your next question comes from the line of Robert Willoughby from Bank of America. Please go ahead.

MR. WILLOUGHBY: Steve and Tim, what does the timing on the deal say about your own ongoing ERP implementation? Is that facilitating the synergy opportunity and consequently can we see more deals sooner on this front or other fronts?

MR. COLLIS: Bob, how are you doing? I enjoyed your holiday card. No, we are essentially finished with our ERP conversion, if such a thing ever happens, because you know, I keep on getting new capital expenses, and that’s a good thing because the complexity of our business has increased and we have new — and I’m talking about AmerisourceBergen’s core, specialty and drug businesses, we have new pedigree requirements, new analytical compatibility, you know, new analytical requirements that we have for the market, et cetera. Obviously a very robust generic market which keeps us busy, and also an ability to keep on giving new insights to our customers. So we keep on having new needs for our ERP systems, and certainly Jim’s technology is state-of-the-art for this industry but this is not being driven by ERP. Tim, do you have any comments?

MR. GUTTMAN: Yeah, I would just say, you know, we’re at a good point, we’re past all that heavy lifting for the Walgreens implementation, so we have that taken care of, our cash flow looks good, and as I mentioned on that very first question with Glen, you know, we are going to take care of and stay committed to the share buyback for the Warrants. But I don’t think anything changes. We have a lot of financial flexibility, and you know, sometimes deals come along and they make sense, and a lot it’s timing, but again, we’ve always been really thoughtful in how we approach M&A, but I don’t think this means that all of a sudden we accelerate. You know, we’re going to continue the way we’ve always done things, thoughtful and prudent.

MR. WILLOUGHBY: Okay, and just a quick one. For the December quarter, Tim, did you mention, did you do any share repurchase at all or was it discontinued last quarter?

MR. GUTTMAN: Yeah, Bob, I really can’t comment on that. You’ll have to wait for the answer here for, you know, a week or so.

OPERATOR: Your next question comes from the line of Ross Muken from Evercore, ISI. Please go ahead.

MR. ANDERSON: Hi, this is Elizabeth Anderson in for Ross. I had two questions, actually. It’s early days now, but I was wondering if you could comment on what you think the margin profile, mature margin profile might be of the MWI business, and then also what are your thoughts on additional M&A at this point in time? Thanks.

MR. COLLIS: We looked at the margins. Obviously one of the things that was attractive about MWI to us is that it really is a portfolio of different businesses, and the industry, MWI probably in particular, but of course we’re very biased have done a particularly good job of adding value and creating differentiated services to their provider customers. So we, you know, we think that the industry, like the pharmaceutical wholesale industry, has done a good job of creating value over the long term, and through different trades in the industry, our industry went remarkably well through the fee-for-service transition, the big generic patent club, so I think Jim’s industry has been resilient. I think there’s tremendous value that’s given back to both partners, both the provider and manufacturer partners, and we feel that the margins are fairly stable in opportunities to grow.

MR. GUTTMAN: Yeah, Steve, I would agree. I mean, the business has a high margin profile, they’ve been very successful at maintaining those margins, gross profit and also as I mentioned in my comments, you know, managing expenses tightly. We would expect that that continues and we keep those margins sustained.

And I think the second part of your question, before I turn it back to Jim on acquisitions, I talked a little bit about that on the previous question. But again I would just comment that, you know, we have other businesses at ABC and we have, you know, we will have to look at all M&A in total for all of ABC and evaluate what is the best, you know, what is the best use of our capital for all of ABC going forward. Because again, we’re still interested in M&A and specialty consulting and doing what makes sense for ABC in total. So I just want to make sure that I put that in there.

MR. CLEARY: Great, and with regard to our margin profile and our margin trends, of course as a publicly trated company that’s all out there to take a look at, but the only other thing I’ll add is that one key thing about our business is we have a demand creation sales force, and we have about 400 or so sales reps in the field, and about 200 or so sales reps on the phones and all of our customers are covered by both a sales rep in the field and a sales rep on the phones, and because of the strength of our sales force and the fact that we have a demand creation sales force, that is one of the things that enables our margins for MWI and in our industry to be good.

OPERATOR: Your next question comes from the line of Steven Valiquette from UBS. Please go ahead.

MR. VALIQUETTE: Thanks. Good morning Steve, Jim, congrats on the transaction. So I guess for me it’s kind of interesting that there wouldn’t be greater potential synergy near term from eliminating some of the infrastructure such as warehouses. We see in some of the dental and medical distributors, successfully integrate that distribution business with a fair amount of shared warehousing space. So I guess I’m wondering if you could maybe give a little more cover on some of those differences that you mentioned between ABC and MWI that maybe prevents you from doing more of that over the near term.

MR. COLLIS: Well, you know, first of all let me just talk about ABC from a capacity perspective. We are pretty well covered. We’ve got — you know, we just built our new Orlando distribution center, which is our largest, but we look at the actual pick-pack function and the different cube capacity that Jim needs, and you know, we feel like they’ve done quite a bit of acquisitions which they still are digesting, so we think that when it comes to warehouse automation and different technology investments as Jim has referred to, we have an opportunity to accelerate some of those efficiencies. But overall the two networks will probably be kept very separate, and that’s really how we intend to run the businesses. But Tim, why don’t you comment.

MR. GUTTMAN: Yeah, I would say, you know, MWI has a lot of SKUs, some 25 thousand SKUs they carry, and it’s just a different pick-pack ship process. We’ll certainly look at it. I think there are a lot of opportunities to automate within the DC’s. But again, we won’t do anything that will jeopardize the high customer service levels that MWI has. I mean, we think that the service levels are critical and we won’t jeopardize that.

MR. CLEARY: One other thing I’ll add for those of you who aren’t familiar with our business, is we did a very meaningful acquisition for us about 14 months ago that has gone extremely well and we’ve been in process of integrating that, including integrating some distribution centers.

MR. VALIQUETTE: Okay, that’s great color, thanks.

OPERATOR: Your next question comes from the line of Garen Sarafian from Citigroup. Please go ahead.

MR. SARAFIAN: Good morning, guys. I just wanted to get a little bit more clarity on the procurement side of things. So from a manufacturer’s perspective, do they just say well, ABC brought drug A for $10 million and MWI brought drug B, $1 million worth, so we’ll give them a tiered discount of $11 million? Or how does the mechanics work? And also what percentage of the $50 million is from the cost procurement, the drug cost savings that you’re estimating?

MR. GUTTMAN: Yeah, Garen, hey, it’s Tim. I’ll start and then I’ll turn it over. I would say that of the $50 million, I think it’s fair to say that maybe two thirds is probably related to sourcing and procurement, with a big part of that on the drug side, if that helps. But again, I don’t think we should be too specific, but what we find, you know, we’ll do an analysis of what we buy a certain drug at versus what MWI buys at, and you know, it’s an analysis where you kind of go SKU by SKU, and if you see some differences, you know, you potentially go back and have a meaningful discussion, you know, with the manufacturer, to see if there are opportunities to harmonize.

MR. SARAFIAN: And the second question was, Steve, you mentioned Jim will be reporting to you. I just wondered if you can share a little bit about the duration of the contract. Is it just through the transition or is it a three year contract with year three there’s a big kicker? Just to see how long the management team will be staying on from MWI.

MR. COLLIS: Well, you know, I have great confidence that Jim is going to make meaningful contributions to AmerisourceBergen. Culturally we get along extremely well, with not only Jim but his management team, Mary Pat in particular, who I think many of you on this call know has been outstanding throughout this process and has done a terrific job for MWI shareholders and wears so many different hats. But no, we haven’t worked on contracts or anything yet, but we want Jim to work for us as long as he’s having a great time and he carries on being interested. And there’s no shortage of opportunities or great excitement at AmerisourceBergen that I think will keep Jim and his team very, very engaged in the business.

MR. CLEARY: Thank you, Steve, and Mary Pat is not on the call today because she’s back in our headquarters office in Boise doing internal communication. But both Mary Pat and I are very excited about the opportunity once the deal closes, and we have been really impressed with the AmerisourceBergen team.

MR. COLLIS: So if you look back at the best acquisitions that AmerisourceBergen has made in my career, not all of them have been big. It’s often been where we backed strong operators that were passionate about their business and interested in staying. They weren’t serial entrepreneurs, they were people that loved what they did every day and that’s what made them wake up and get excited every morning, and we’ve done a great job of retaining those people, often expanding their opportunities within the company, investing in their core businesses and making sure that what they did every day only got enhanced, that we didn’t detract from it. And by that I mean the customer service function, the interfacing with the manufacturers, and the sort of capital that we can bring to bear to help grow the business faster and smarter, that’s really how AmerisourceBergen has been successful at acquisitions.

OPERATOR: Your next question comes from the line of Erin Wilson from Bank of American Merrill Lynch. Please go ahead.

MR. WILSON: Thanks, good morning, everybody. How much did the recent developments in veterinary diagnostics with IDEXX’s move to direct distribution dictate the opportunity here? Did you anticipate or do you anticipate further disintermediation from other veterinary vendors? What are your general thoughts on that dynamic?

MR. CLEARY: Yeah, okay, so that’s a pretty specific level of detail but let me give a quick answer to it. You know, we were a distributor for IDEXX and we no longer are, and they are selling their products direct. It I believe was about three percent of revenue and a much, much smaller amount of profitability. It was our lowest margin line that we sold last year, and so their decision has very little financial impact on our business, and as we disclosed at the end of last quarter, our sales of Abaxis, and what we disclosed were excellent. And no, I don’t anticipate any further manufacturer disintermediation.

MR. WILSON: Okay, and then you typically renew contracts around this time of year. Have there been any major changes from your, I guess other major pharma vendors? Can you speak to some of the major contracts that you are expecting this year, any major kind of changes we should think about? And then also maybe on the customer side as well, does the Banfield agreement still stay intact?

MR. CLEARY: Yeah, so from a manufacturer standpoint we’re in process of doing our annual contracts. We’ve completed some, we haven’t completed others. There are some that are improved, there are some that are not as good and overall, if you look at them overall they’re about the same. And with regard to Banfield, which is our largest customer, we have an extremely strong relationship, an extremely deep relationship, we’re very integrated with them in many ways and we fully anticipate that that relationship will continue to be very strong, and actually I’m very excited to be able to talk to them over time about additional services that we will be able to provide for them because of the resources that AmerisourceBergen brings.

MR. WILSON: That’s great. Thanks much.

MS. BRUNGESS: Operator, I think we have time for one more question, please.

OPERATOR: Okay, and that question comes from the line of George Hill from Deutsche Bank. Please go ahead.

MS. BRUNGESS: George are you there?

OPERATOR: Your line is open. Please go ahead.

MS. BRUNGESS: Well, if George isn’t there, maybe we’ll go to the next person in queue, please.

OPERATOR: Okay, that question comes from the line of David Larsen from Leerink. Please go ahead.

MR. LARSEN: Hey, guys, congratulations on a good transaction. Can you just remind me what percentage of the total vet revenue comes from the pharma manufacturers? Just at a very high level, is it like 80 percent or more? And then of that, how many of these companies does AmerisourceBergen, already do business with? Thanks a lot.

MR. GUTTMAN: Yeah, hey Dave, thanks for the comment. This is Tim. I’ll start and Jim can jump in, but I would say probably about 70 percent would be pharma kind of prescription, RX related.

MR. CLEARY: Yeah, if we look at our breakdown in sales, pharmaceuticals would be 31 percent, but then if you add in parasiticides which are the flea, tick and heartworm products principally, those would be another 21 percent; vaccines that we’re buying from the pharma companies is another 13 percent; and this past year diagnostics was seven percent. So those would be some of our biggest categories.

MR. LARSEN: And Tim, are you already doing business with the vast majority of these manufacturers?

MR. GUTTMAN: Yeah, great question, and we are. You know, we probably have maybe a thousand different vendor relationships. You know, clearly the top 10 account for a big part of the volume. I think except for the largest one, the largest vendor we’re doing business with, there’s pretty significant overlap with almost all the other ones.

MR. CLEARY: Yeah, if you look at some of our largest vendors, the biggest would be Zoetis, which is the former animal health subsidiary of Pfizer, and now they’re an independent company. But if we look at the other very large ones, they’d be the animal health subsidiaries of Merck, Boehringer Ingelheim, Lilly and Sanofi and others that I haven’t mentioned.

MR. GUTTMAN: And Dave, I mean, just to jump in, I mean, I think again, that’s part of why this transaction was so attractive, the relationships, not only with our drug companies, but World Courier, with consulting, there is a significant overlap on the manufacturer relationships, and we think that will create opportunities.

MR. COLLIS: With that, Barb, I will make a completing remark.

So we hope you can sense the excitement that we have here. Obviously we’re out in San Francisco and this is a very momentous announcement for ABC. As the CEO of AmerisourceBergen I could not be more thrilled to welcome all the MWI stakeholders including their customers, suppliers and associates to the AmerisourceBergen family. We hope to welcome you more formally before the end of this quarter, and here at AmerisourceBergen I hope you can all appreciate the fact that we continue to grow our business in creative and differentiated ways as we hope to shape health care delivery into the future. Thank you very much.

MS. BRUNGESS: Thanks, Steve. This concludes our call today. We look forward to speaking to you again when we report our first quarter earnings on January 28, 2015. Thank you.

Forward-Looking Statements

This material may contain forward-looking statements concerning AmerisourceBergen Corporation (“AmerisourceBergen”), MWI Veterinary Supply, Inc. (“MWI”) and the proposed transaction, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the anticipated changes in the business environment in which AmerisourceBergen or MWI operates and in AmerisourceBergen’s future operating results relating to the potential benefits of a transaction with MWI and the ability of AmerisourceBergen and MWI to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the transaction set forth in the merger agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived; the effects of disruption from the transactions on the respective businesses of AmerisourceBergen and MWI and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; other risks and uncertainties pertaining to the respective businesses of AmerisourceBergen and MWI detailed in their respective filings with the Securities and Exchange Commission (the “SEC”) from time to time. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the respective businesses of AmerisourceBergen and MWI, particularly those mentioned in the risk factors and other cautionary statements in each parties’ respective 2014 Annual Report on Form 10-K and in other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. AmerisourceBergen and MWI expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

The tender offer for the outstanding common stock of MWI has not yet commenced. This material is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of MWI common stock. At the time the tender offer is commenced, AmerisourceBergen will file a tender offer statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and MWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. MWI’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the tender offer that MWI’s stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of MWI will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, by directing a request to AmerisourceBergen at Investor Relations, AmerisourceBergen, 1300 Morris Drive, Chesterbrook, PA 19087 or from MWI at www.mwivet.com.